UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMER
8- 70694

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TechSpeed Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16479 Dallas Parkway Ste. 135
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert McBey	2142937608	rmcbey@techspeedclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TECHSPEED CLEARING LLC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025



Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of TechSpeed Clearing LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TechSpeed Clearing LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TechSpeed Clearing LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the TechSpeed Clearing LLC will continue as a going concern. As discussed in Note 2 to the financial statements, TechSpeed Clearing LLC has recorded a net loss, was not operational in 2025, and relies on funding from their parent company, which is uncertain. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of TechSpeed Clearing LLC's management. Our responsibility is to express an opinion on TechSpeed Clearing LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TechSpeed Clearing LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of TechSpeed Clearing LLC's financial statements. The supplemental information is the responsibility of TechSpeed Clearing LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie

Haynie
Salt Lake City, Utah
March 13, 2026

We have served as TechSpeed Clearing LLC's auditor since 2025.

1785 West 2320 South, Salt Lake City, UT 84119 801-972-4800 HaynieCPAs.com

OATH OR AFFIRMATION

I, Robert McBey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TechSpeed Clearing LLC as of December 31, 2025   is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Robert McBey
Robert McBey (Mar 13, 2026 15:14:38 CDT)

Title:

CEO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- iii (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- iii (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}(3} or 17 CFR 240.18a-7{d}(2), as applicable.

TechSpeed Clearing, LLC.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	509,417
Restricted cash		252,615
Prepaid expenses and other assets		9,969
Total assets	$	**772,001**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	34,897
Due to correspondent	251,000
Total liabilities	285,897

Members' equity

Members' equity		486,104
Total liabilities and members' equity	$	**772,001**

TechSpeed Clearing, LLC.
Statement of Operations
December 31, 2025

REVENUES
  Interest income $ 3,385
    Total revenues   3,385

EXPENSES

  Compensation and payroll taxes   114,312
  Data processing and clearing costs   21,321
  Regulatory and professional fees   75,826
  Communications   3,042
  Other expenses   9,338
    Total expenses   223,839

OPERATING LOSS   (220,454)

OTHER INCOME/(LOSS)

Loss on disposal of fixed assets

     (844)

    NET LOSS   **$ 221,298**

TechSpeed Clearing, LLC.
Statement of Changes in Members' Equity
December 31, 2025

Balance, beginning of year	$	602,226
Capital infusion		128,000
Capital withdrawal		(22,824)
Net loss		(221,298)
Balance, end of year	$	486,104

The accompanying notes are an integral part of these financial statements.

TechSpeed Clearing, LLC.
Statement of Cash Flows
December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$	(221,298)
Noncash revenue and expense adjustments:		
Depreciation		732
Loss on disposal of fixed asset		(844)
(Increase)/decrease in operating assets:		
Prepaid expenses and others assets		(7,727)
Fixed assets		1,688
Increase/(decrease) in operating liabilities:		
Accounts payable and accrued expenses		31,163
Payable to correspondents		251,000
Net cash provided by operating activities		54,714
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used by investing activities		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash infusion		128,000
Cash withdrawal		(22,824)
Net cash provided by financing activities		105,176
Net increase/(decrease) in cash and restricted cash		159,890
Cash and restricted cash at beginning of year		602,142
Cash and restricted cash at end of year		762,032

The accompanying notes are an integral part of these financial statements.

TechSpeed Clearing, LLC.
Statement of Cash Flows
December 31, 2025

Supplemental disclosures of cash flow information:

Cash paid for:	
Interest	$ 0
Income taxes	0
Schedule of Non-cash transactions:	
Disposal of fixed assets	1,688

The accompanying notes are an integral part of these financial statements.

TechSpeed Clearing, LLC.
Notes to Financial Statements
December 31, 2025

1. Organization

TechSpeed Clearing LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved by FINRA to operate pursuant to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule) and to engage in the following types of business; options broker or dealer, securities lending, and securities clearance and settlement. As of December 31, 2025, the Company has not opened any customer accounts.

On April 1, 2025, Fintex Financial, Inc. ("Fintex") entered into a Purchase Agreement with TechSpeed Clearing LLC. and Enum Technologies LLC. On June 2, 2025, Fintex purchased 24.5% of the aforementioned entities. Pacific Financial Group owned 74.5% of the company, Fintex owned 24.5% and a former officer owned the remaining 1% at December 31, 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues, if any, and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting
Revenue and expenses are recorded on the accrual basis of accounting. The Company has not commenced operations and therefore has no revenue.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in the Company's bank account and any highly liquid investments with an initial maturity of three months or less.

Fixed Assets
Computer equipment, software and furniture are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years

Going Concern
The financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

During the year ended December 31, 2025, the Company recorded a net loss of $221,298. The Company was not operational in 2025 and did not earn any revenue. The Company relies on its parent for cash flow, which is not guaranteed. If the Company is unable to obtain adequate capital, it could be forced to cease operations. Therefore, there is substantial doubt about the Company's going concern.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's federal and state income tax returns are generally open for examination for years 2022 through 2025.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to)a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company had no revenue from customers during the year ended December 31, 2025.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. The carrying amount of subordinated debt approximates fair value due to interest rates at customary terms and rates the Company could obtain in current financing.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

The Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* (ASU 2023-07) that was issued by the FASB. The new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Management has determined that there will only be one reportable operating segment. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer who reviews the assets, operating results, and financial metrics for the company.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for annual periods beginning after December 15, 2024. The Company is an LLC. and therefore, the ASU will not be implemented.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – *Reporting Comprehensive Income – Expense Disaggregation Disclosures*, a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense cation on the income statement in a separate note to the financial statements at each interim and annual reporting period including the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for annual periods beginning after December 15, 2027. We are currently evaluating the provision of this ASU.

Allowance for Credit Losses
The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset and certain off-balance sheet exposures.

The Company will consider factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining any allowance for credit losses.

The Company did not have any accounts receivable; therefore, it was not impacted by the guidance.

3. CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with a total of the same amounts presented in the statement of cash flows.

Cash and cash equivalents	$	509,417
Cash segregated in accordance with Federal regulation – PAB		252,615
Total cash and restricted cash shown in the statement of cash flows	$	762,032

4. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. As the Company had no customers during the fiscal year, the balance at December 31, 2025 was $0.

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to broker-dealer transactions and credit balances. Such a reserve is computed weekly using a formula provided by the rule and reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2025, was calculated to be $251,000. The Company had $252,615 cash on deposit in the reserve account, which was $1,615 more than the amount required.

5. FIXED ASSETS

Depreciation expense for the year ended December 31, 2025, was $732. All fixed assets were fully depreciated as of December 31, 2025. The fixed assets were disposed of during 2025.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company has a payable to FinTex Financial, Inc. for $26,308. The payable is reported in the financial statements as:

Payable – Related Party	$	26,308
Accounts Payable		8,587
Accounts payable and accrued expenses	$	34,895

7. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its new capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2025, the Company's net capital was $476,135 which was $226,135 in excess of the minimum required.

The Company has not opened any customer accounts, and does not hold customer funds or securities.

8. CONCENTRATION RISK

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. At December 31, 2025, the Company had approximately $512,032 in excess of the FDIC limit.

9. COMMITMENTS AND CONTINGENCIES
As of December 31, 2025, the Company had no commitments or contingencies that required disclosure.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through March 13, 2026, the date which the financial statements were available to be issued and has determined there are no subsequent events to be reported.

SUPPLEMENTARY INFORMATION

TechSpeed Clearing, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025   **Schedule I**

Members' equity	$ 486,104
Deductions	
Prepaid expenses and other assets	9,969
Total nonallowable assets	9,969
Net capital	476,135
Minimum net capital requirement (greater of $250,000 or 2% of	
aggregate debit items	250,000
Excess net capital	$ 226,135

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

TechSpeed Clearing LLC
Computation for Determination of Reserve Requirement Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule II**

Customer Credit Balances	$ -
Customer Debit Balances	$ -
Excess of total credits over debits	$ -
Amount held on deposit in reserve bank account	$ -
Amount of deposit or withdrawal	$ -

TechSpeed Clearing, LLC.
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule III**

Information relating to the Possession or Control under Rule 15c3-3 is not applicable, as the Company has not begun operations; therefore it does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of TechSpeed Clearing LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TechSpeed Clearing LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) while the Company is approved to operate pursuant to the full provisions of SEC Reule 15c3-3 as a clearing firm to engage as an options broker or dealer, and in securities lending, and in securities clearance and settlement, the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company: (1) had not commenced operations; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and (3) did not execute any transactions on behalf of or for customers during the year ended December 31, 2025, without exception

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie

Haynie
Salt Lake City, Utah
March 13, 2026

TechSpeed Clearing, LLC.
Exemption Report Regarding Compliance with the
Exemption Provisions for SEC Rule 15c3-3
December 31, 2025

TechSpeed Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§240. 15c3-3, and

(2) While the Company is approved to operate pursuant to the full provisions of SEC Rule 15c3-3 as a clearing firm to engage as an options broker or dealer, and in securities lending, and in securities clearance and settlement, the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company: (1) had not commenced operations: (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and (3) did not execute any transactions on behalf of or for customers during the year ended December 31, 2025, without exception.

TechSpeed Clearing LLC

I , Robert McBey affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Robert McBey
_____
CEO

Mar 13, 2026
Date _____

Microsoft Word - tecl 2024 17a5d financial statements

Final Audit Report

2026-03-13

Created:	2026-03-13
By:	Alisa Webb (awebb@techspeedclearing.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA1WBoxaEdAkSMqwDK1NUftZzzDdsAkLBp

"Microsoft Word - tecl 2024 17a5d financial statements" History

Document created by Alisa Webb (awebb@techspeedclearing.com)
2026-03-13 - 7:59:05 PM GMT

Document emailed to Robert McBey (rmcbey@techspeedclearing.com) for signature
2026-03-13 - 7:59:11 PM GMT

Email viewed by Robert McBey (rmcbey@techspeedclearing.com)
2026-03-13 - 8:10:51 PM GMT

Document e-signed by Robert McBey (rmcbey@techspeedclearing.com)
Signature Date: 2026-03-13 - 8:14:38 PM GMT - Time Source: server

Agreement completed.
2026-03-13 - 8:14:38 PM GMT